

September 24, 2014

Via E-mail
Mr. Hong Wei Qu
Chief Executive Officer
Bohai Pharmaceuticals Group, Inc.
c/o Yantai Bohai Pharmaceuticals Group Co. Ltd.
No. 9 Daxin Road, Zhifu District
Yantai, Shandong Province, China 264000

Re: **Bohai Pharmaceuticals Group, Inc.**
            Form 8-K filed September 19, 2014
            File No. 000-53401

Dear Mr. Qu:

      We have reviewed your filing and have the following comments. Some of our comments ask you to provide us with more information so we may better understand your disclosure.

      Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe the comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

      After reviewing any amendment to your filing and any information you provide in response to the comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1. Please provide all the disclosures required by Item 304 of Regulation S-K, as applicable. Specifically:

   - State whether the board of directors discussed the subject matter of the disagreement with the former accountant as required by paragraph (a)(1)(iv); and
   - Provide disclosures required by paragraph (a)(2)(ii)(A)-(C) regarding your consultation with the newly engaged accountant regarding the matter that was the subject of a disagreement with Marcum or tell us why these disclosures are not applicable.

2. Regarding the reportable event you describe in your last paragraph, please disclose, if true, that your former accountants advised you that the internal controls necessary for you to develop reliable financial statements do not exist as noted in (a)(1)(v)(A) and disclose the information required by paragraph (a)(1)(iv) of Item 3-04 of Regulation S-K. If this is

not true, please tell us how management's conclusion that internal control over financial reporting was not effective is a reportable event as defined in (a)(1)(v)(A)-(D).

3. In compliance with paragraph (a)(2)(ii)(D) of Item 304 of Regulation S-K, have your newly engaged accountant, Parker Randall CF (H.K.) CPA Limited, review your amendment to this Item 4.01 Form 8-K and provide the new accountant the opportunity to furnish to you a letter addressed to the Commission containing any new information, clarification, or the respects in which it does not agree with the statements made. File any such letter as an exhibit to your amended Item 4.01 Form 8-K.

4. Please file a letter from your former accountant as Exhibit 16, indicating whether or not they agree with your disclosures in the amended Item 4.01 Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- the staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant